Exhibit 99.2
Consolidated Financial Statements of
CGI GROUP INC.
For the three months ended December 31, 2010 and 2009
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except share data) (unaudited)

	2010	2009

	$	$

Revenue	1,120,688	913,006

Operating expenses
Costs of services, selling and administrative	911,610	750,385
Amortization (Note 7)	50,220	44,306
Acquisition-related and integration costs (Note 6b)	2,185	—
Interest on long-term debt	5,824	3,729
Interest income	(595)	(371)
Other income	(1,230)	(528)
Foreign exchange loss (gain)	309	(1,121)

	968,323	796,400

Earnings before income taxes	152,365	116,606
Income tax expense	25,791	5,387

Net earnings	126,574	111,219

Attributable to:
Shareholders of CGI Group Inc.	126,406	110,852
Non-controlling interest	168	367

Basic earnings per share attributable to shareholders of CGI Group Inc. (Note 5e)	0.47	0.38

Diluted earnings per share attributable to shareholders of CGI Group Inc. (Note 5e)	0.45	0.37

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2010	2009

	$	$
Net earnings	126,574	111,219

Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of income taxes)	(61,338)	(25,650)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	28,271	2,944
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(225)	5,171
Net unrealized gains on available for sale investments (net of income taxes)	337	—

Other comprehensive loss (Note 8)	(32,955)	(17,535)

Comprehensive income	93,619	93,684

Attributable to:
Shareholders of CGI Group Inc.	93,451	93,317
Non-controlling interest	168	367

Consolidated Statements of Retained Earnings
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2010	2009

	$	$
Retained earnings, beginning of period	1,196,386	1,182,237
Net earnings attributable to shareholders of CGI Group Inc.	126,406	110,852
Excess of purchase price over carrying value of Class A subordinate shares repurchased (Note 5a)	(56,974)	(97,008)
Change in subsidiary investment	—	(285)

Retained earnings, end of period	1,265,818	1,195,796

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at December 31, 2010	As at September 30, 2010

	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	79,997	127,824
Short-term investments	11,965	13,196
Accounts receivable	466,550	423,926
Work in progress	359,165	358,984
Prepaid expenses and other current assets	78,354	76,844
Income taxes	8,401	7,169
Future income taxes	7,314	16,509

Total current assets before funds held for clients	1,011,746	1,024,452
Funds held for clients (Note 3)	257,982	248,695

Total current assets	1,269,728	1,273,147
Capital assets	245,352	238,024
Intangible assets (Note 4)	489,923	516,754
Other long-term assets	43,025	42,261
Future income taxes	10,995	11,592
Goodwill	2,477,469	2,525,413

	4,536,492	4,607,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities	327,953	304,376
Accrued compensation	161,254	191,486
Deferred revenue	177,493	145,793
Income taxes	24,587	86,877
Future income taxes	31,761	26,423
Current portion of long-term debt	114,831	114,577

Total current liabilities before clients’ funds obligations	837,879	869,532
Clients’ funds obligations (Note 3)	257,508	248,695

Total current liabilities	1,095,387	1,118,227
Future income taxes	161,679	170,683
Long-term debt	976,150	1,039,299
Other long-term liabilities	114,335	119,899

	2,347,551	2,448,108

Shareholders’ equity
Retained earnings	1,265,818	1,196,386
Accumulated other comprehensive loss (Note 8)	(354,701)	(321,746)

	911,117	874,640
Capital stock (Note 5a)	1,187,463	1,195,069
Contributed surplus (Note 5d)	83,741	82,922

Equity attributable to shareholders of CGI Group Inc.	2,182,321	2,152,631
Equity attributable to non-controlling interest	6,620	6,452

	2,188,941	2,159,083

	4,536,492	4,607,191

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three months ended December 31
(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2010	2009

	$	$
Operating activities
Net earnings	126,574	111,219
Adjustments for:
Amortization (Note 7)	55,635	49,881
Future income taxes	9,740	(22,879)
Foreign exchange loss (gain)	227	(490)
Stock-based compensation costs (Note 5d)	4,405	3,241
Net change in non-cash working capital items	(101,371)	25,156

Cash provided by operating activities	95,210	166,128

Investing activities
Net change in short-term investments	714	(9,020)
Purchase of capital assets	(16,821)	(8,215)
Additions to intangible assets	(17,642)	(18,150)

Cash used in investing activities	(33,749)	(35,385)

Financing activities
Use of credit facilities	5,968	—
Repayment of credit facilities	(40,268)	—
Repayment of long-term debt	(7,441)	(4,250)
Purchase of Class A subordinate shares held in trust (Note 5a)	(2,566)	—
Repurchase of Class A subordinate shares (including share repurchase costs) (Note 5a)	(81,006)	(150,368)
Issuance of shares	15,793	24,365
Change in subsidiary investment	—	(727)

Cash used in financing activities	(109,520)	(130,980)

Effect of foreign exchange rate changes on cash and cash equivalents	232	(5,765)

Net decrease in cash and cash equivalents	(47,827)	(6,002)
Cash and cash equivalents, beginning of period	127,824	343,427

Cash and cash equivalents, end of period (Note 2)	79,997	337,425

Interest paid	3,514	1,306
Income taxes paid	72,721	23,560

Non-cash transactions
Significant non-cash transactions consisted of capital assets and intangible assets acquired for a total amount of $15,775,000 for the three months ended December 31, 2010 ($10,267,000, for the three months ended December 31, 2009).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies
a) Basis of presentation

The interim consolidated financial statements for the three months ended December 31, 2010 and 2009 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim consolidated financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2010. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2010, except for new accounting policies adopted effective October 1, 2010.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)

b) Change in accounting policies

On October 1, 2010, the Company early adopted the following accounting guidance:
i)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. The EIC-175 is equivalent to U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance such as U.S. software revenue recognition guidance. The new guidance changes the requirements for establishing separate deliverables in a multiple-deliverable arrangement and requires the allocation of arrangement consideration to each separately identified deliverable based on the relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosures required for multiple-deliverable arrangements which are reflected below.

ii)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” issued by the Financial Accounting Standards Board (“FASB”) under U.S. GAAP which amends Accounting Standards Codification Topic 985-605, “Software — Revenue Recognition”. ASU 2009-14 modifies the scope of the software recognition guidance to exclude the tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows the U.S. guidance.
The adoption of the above accounting guidance, which was made prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements. There were no significant changes to the Company’s units of accounting within its multiple-deliverable arrangements, how the Company allocates arrangement consideration and the pattern or timing of revenue recognition as a result of the adoption of this accounting guidance. However, the residual method is no longer used by the Company when allocating arrangement consideration. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)

b) Change in accounting policies (continued)

The Company revised its previously disclosed revenue recognition policy to reflect major changes resulting from the adoption of EIC-175 which applies to multiple-deliverable arrangements entered into or materially modified on or after October 1, 2010. The major changes to the revenue recognition policy are disclosed below. The previously disclosed revenue recognition policy remains effective for multiple-deliverable arrangements that were in place as of, and were not materially modified after, September 30, 2010.

Multiple-deliverable arrangements — Non-software

The Company enters into arrangements with multiple non-software deliverables that generally include systems integration and consulting services, outsourcing services and business process services (“BPS”). Under the new guidance, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; and 2) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using VSOE of selling price if available, otherwise TPE of selling price, or ESP if neither VSOE nor TPE of selling price is available. VSOE of selling price is established using the price charged for a deliverable when sold separately by the Company. TPE of selling price is established using the vendor’s or competitors’ prices for similar deliverables. ESP is the price at which the Company would offer the service if the deliverable were sold regularly on a stand-alone basis. ESP is established by considering a number of internal and external factors including, but not limited to, geographies, Company’s pricing policies, internal costs, and gross margins.

Multiple-deliverable arrangements — Software and non-software

The Company also enters into multiple-deliverable arrangements that may include a combination of various software and software-related deliverables and non-software deliverables including software licenses, systems integration and consulting services, provision of maintenance, outsourcing services and BPS. In such arrangements, the Company first allocates the total arrangement consideration based on the relative selling prices of the software group of deliverables as a whole and to each of the non-software deliverables. The Company then further allocates consideration within the software group to the respective deliverables within that group following the software arrangement policies as described in Note 2 — Summary of Significant Accounting Policies of the Company’s annual consolidated financial statements for the year ended September 30, 2010.

All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied. Most of the deliverables within the Company’s multiple-deliverable arrangements qualify as a separate unit of accounting.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
2.	Cash and cash equivalents

	As at December 31, 2010	As at September 30, 2010

	$	$
Cash	43,187	27,162
Cash equivalents	36,810	100,662

	79,997	127,824

3.	Funds held for clients and clients’ funds obligations
In connection with the Company’s payroll, tax filing and claims services, the Company collects and holds funds collected for payment of payroll, taxes and claims until such time as the funds need to be remitted to the clients’ employees, appropriate tax authorities or claim holders. Funds held for clients represent assets that, based upon the Company’s intent, are used solely for the purposes of satisfying the obligations to remit funds relating to our payroll, tax filing and claims services, which are classified as clients’ funds obligations on the consolidated balance sheets.

The funds held for clients portfolio includes bonds, which have been classified as available for sale, and cash. The bonds are measured at fair value based on market rates, and therefore have been classified in Level 1 of the fair value hierarchy. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the balance sheet date.

Unrealized gains and losses, net of applicable income taxes, are reported on a net basis in comprehensive income in the consolidated statements of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale investments are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company mitigates these risks by investing primarily in high credit quality provincial and corporate bonds.

The following table presents the investment portfolio of funds held for clients:

	As at December 31, 2010	As at September 30, 2010

	$	$
Cash	108,200	248,695
Short-term bonds	5,709	—
Long-term bonds	144,073	—

Funds held for clients	257,982	248,695

No funds held for clients were invested in bonds as at September 30, 2010.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
4.	Intangible assets

	As at December 31, 2010			As at September 30, 2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	236,774	194,943	41,831	236,750	190,294	46,456
Transition costs	200,579	99,374	101,205	200,154	102,734	97,420

	437,353	294,317	143,036	436,904	293,028	143,876

Other intangible assets
Internal-use software	91,174	68,861	22,313	90,704	66,841	23,863
Business solutions	279,811	181,389	98,422	283,799	178,491	105,308
Software licenses	177,529	126,297	51,232	174,412	123,977	50,435
Client relationships and other	415,627	240,707	174,920	426,546	233,274	193,272

	964,141	617,254	346,887	975,461	602,583	372,878

	1,401,494	911,571	489,923	1,412,365	895,611	516,754

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended December 31
	2010	2009

	$	$
Acquired	8,236	13,334
Internally developed	13,165	11,273

	21,401	24,607

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.      Capital stock, stock-based compensation costs, contributed surplus and earnings per share
a)	Capital stock

	Class A subordinate shares		Class B shares		Total

		Carrying		Carrying		Carrying
	Number	value	Number	value	Number	value

		$		$		$
Balance, as at September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled(1)	(4,975,500)	(24,032)	—	—	(4,975,500)	(24,032)
Issued upon exercise of options(2)	1,634,072	18,992	—	—	1,634,072	18,992
Purchased and held in trust(3)	—	(2,566)	—	—	—	(2,566)

Balance, as at December 31, 2010	234,343,363	1,140,576	33,608,159	46,887	267,951,522	1,187,463

(1)	On January 27, 2010, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 25,151,058 Class A subordinate shares. During the three months ended December 31, 2010, the Company repurchased 4,975,500 Class A subordinate shares for $81,006,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $56,974,000, was charged to retained earnings.

(2)	The carrying value of Class A subordinate shares includes $3,586,000 ($13,332,000 for the year ended September 30, 2010) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

(3)	In connection with the performance share unit (“PSU”) plan, the Company provided instructions to a trustee under the terms of a Trust Agreement to purchase 164,012 Class A subordinate shares of the Company in the open market for $2,566,000 during the three months ended December 31, 2010 (refer to Note 5c).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.      Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
b)	Stock option plan
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options vest one to four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2010	26,555,483
Granted	6,576,432
Exercised	(1,634,072)
Forfeited	(2,893,231)
Expired	(19,994)

Outstanding, as at December 31, 2010	28,584,618

The following table presents the weighted average assumptions used to determine the stock-based compensation costs related to stock options recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31

	2010	2009

Stock-based compensation costs ($)	4,246	3,241

Dividend yield (%)	0.00	0.00
Expected volatility (%)	27.11	27.33
Risk-free interest rate (%)	1.99	2.48
Expected life (years)	5.00	5.00
Weighted average grant date fair value ($)	4.29	3.62

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.      Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
c)	PSU plan
On September 28, 2010, the Company adopted a PSU plan for senior executives and other designated employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31, of the third calendar year following the end of the Company’s fiscal year during which the award is made, except in the event of retirement, termination of employment or death.

On October 1, 2010, the Company granted 164,012 PSUs with a grant date fair value of $15.51 per unit based on the closing price of the Class A subordinate shares on the Toronto Stock Exchange on that date. There was no grant under this plan in fiscal year 2010. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefits of the participants. The trust, considered as a variable interest entity, is consolidated in the Company’s financial statements with the cost of the purchased shares recorded as a reduction of capital stock (refer to Note 5a).

The stock-based compensation costs related to PSUs recorded in cost of services, selling and administrative expenses for the three months ended December 31, 2010 was $159,000 (nil for the three months ended December 31, 2009).
d)	Contributed surplus

$
Balance, as at September 30, 2010	82,922
Compensation costs associated with exercised options	(3,586)
Stock-based compensation costs	4,405

Balance, as at December 31, 2010	83,741

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.      Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)
e)	Earnings per share
The following table sets forth the computation of basic and diluted earnings per share attributable to shareholders of the Company:

				Three months ended December 31

	2010			2009

		Weighted			Weighted
		average number			average number
	Net	of shares	Earnings	Net	of shares	Earnings
	Earnings	outstanding (1)	per share	Earnings	outstanding(1)	per share

	$		$	$		$

Basic	126,406	269,903,334	0.47	110,852	295,477,129	0.38
Dilutive options and PSUs(2)		8,554,265	(0.02)		6,476,420	(0.01)

Diluted	126,406	278,457,599	0.45	110,852	301,953,549	0.37

(1)	The 4,975,500 Class A subordinate shares repurchased and the 164,012 Class A subordinate shares purchased and held in a trust during the three months ended December 31, 2010 (11,389,780 and nil, respectively, during the three months ended December 31, 2009), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

(2)	The calculation of diluted earnings per share excluded 6,582,090 options for the three months ended December 31, 2010 (13,079,312 for the three months ended December 31, 2009), as they were anti-dilutive.
6.      Investments in subsidiaries
a)	Modifications to purchase price allocation
During the three months ended December 31, 2010, the Company modified the purchase price allocation and made adjustments relating to the acquisition of Stanley Inc. (“Stanley”), resulting in a decrease of intangible assets of $1,743,000, accrued compensation of $765,000 and future income taxes of $383,000, whereas goodwill increased by $595,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.
b)	Acquisition-related and integration costs
In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $2,185,000 during the three months ended December 31, 2010. The expenses included costs to integrate the operations and to realize synergies.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.      Amortization

	Three months ended December 31

	2010	2009

	$	$
Amortization of capital assets	18,816	17,181
Amortization of intangible assets
Contract costs related to transition costs	5,970	4,903
Other intangible assets	25,434	22,222

	50,220	44,306
Amortization of contract costs related to incentives (presented as a reduction of revenue)	4,999	5,254
Amortization of deferred financing fees (presented in interest on long-term debt)	321	321
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	95	—

	55,635	49,881

8.      Accumulated other comprehensive loss

		Net changes
	Balance, as at	incurred during	Balance, as at
	September 30, 2010	the three months	December 31, 2010

	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $15,300 as at December 31, 2010 and $12,686 as at September 30, 2010)	(413,021)	(61,338)	(474,359)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self- sustaining foreign operations (net of accumulated income tax expense of $18,802 as at December 31, 2010 and $14,347 as at September 30, 2010)	76,806	28,271	105,077
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,048 as at December 31, 2010 and $5,336 as at September 30, 2010)	14,469	(225)	14,244
Net unrealized gains on available for sale investments (net of accumulated income tax expense of $137 as at December 31, 2010)	—	337	337

	(321,746)	(32,955)	(354,701)

For the three months ended December 31, 2010, $2,170,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $916,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
9.      Income tax expense
The Company’s effective income tax rate for the three months ended December 31, 2010 and 2009 were 16.9% and 4.6%, respectively. For the three months ended December 31, 2010, the expense contained a favorable tax adjustment of $18,727,000 mainly as a result of expiration of limitation periods. For the three months ended December 31, 2009, the expense contained a favorable tax adjustment in the amount of $30,532,000 mainly as a result of the final determinations and expiration of limitation periods. Without these favorable tax adjustments, the Company’s income tax rate for the three months ended December 31, 2010 and 2009 would have been 29.2% and 30.8%, respectively.
10.      Segmented information
In prior years, management regularly reviewed the Company’s operating results based on a geographic delivery view, in addition to Corporate services. As a result of changes to the management reporting structure, the Company is now managed through four operating segments based on its delivery model incorporating domestic activities as well as impacts from utilizing its centres of excellence.
-	The Global Infrastructure Services (“GIS”) segment incorporates all services provided to clients for their technology infrastructure management. This segment incorporates results from these services world-wide.

-	The other segments incorporate all other services provided to clients based on a geographical delivery model: Canada, U.S. & India and Europe & Asia Pacific. In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support as well as BPS.
Due to the change in operating segments, the Company conducted a goodwill impairment test on October 1, 2010 on the revised reporting units, which are the same as the operating segments. Based on the results of this test, no impairment charge was required.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
10.      Segmented information (continued)
The following presents information on the Company’s operations based on its management structure. The Company has restated the corresponding items of segmented information for the comparative period to conform to the new management reporting structure.

As at and for the three months			U.S. &	Europe &
ended December 31, 2010	GIS	Canada	India	Asia Pacific	Total

	$	$	$	$	$
Segment revenue	224,088	468,409	540,009	66,153	1,298,659
Intersegment revenue elimination	(3,470)	(129,804)	(32,606)	(12,091)	(177,971)

Revenue	220,618	338,605	507,403	54,062	1,120,688

Net earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	29,837	71,346	55,714	1,652	158,549

Total assets	514,706	1,738,550	2,122,866	160,370	4,536,492

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $21,845,000, $11,205,000, $21,357,000 and $907,000, respectively.

As at and for the three months			U.S. &	Europe &
ended December 31, 2009	GIS	Canada	India	Asia Pacific	Total

	$	$	$	$	$
Segment revenue	227,451	461,668	331,723	65,653	1,086,495
Intersegment revenue elimination	(4,143)	(124,151)	(33,135)	(12,060)	(173,489)

Revenue	223,308	337,517	298,588	53,593	913,006

Net earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other income and income tax expense(1)	25,060	58,864	35,023	489	119,436

Total assets	653,498	1,885,426	1,055,335	190,972	3,785,231

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $22,736,000, $10,990,000, $14,366,000 and $1,468,000, respectively.
Intersegment revenue are priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
11.      Guarantees
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at December 31, 2010, the Company provided for a total of $57,084,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
12.      Financial instruments and hedges
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the three months ended December 31, 2010, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness.

The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method.

During the three months ended December 31, 2010, the Company’s hedging relationships were effective.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.      Financial instruments and hedges (continued)
The following table summarizes the fair value of outstanding hedging instruments:

		As at December	As at September
		31, 2010	30, 2010

		$	$
Hedge on net investments in self-sustaining foreign subsidiaries	Recorded in

US$886,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$920,000 as at September 30, 2010)	Long-term debt	881,216	947,416

€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2010)	Long-term debt	15,983	16,807

Cash flow hedges on future revenue

US$116,970 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$130,380 as at September 30, 2010)	Other current assets	8,170	8,918
	Other long-term assets	14,258	11,433

US$68,340 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$44,820 as at September 30, 2010)	Other current assets	1,801	2,378
	Other long-term assets	999	1,121

$82,335 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($89,040 as at September 30, 2010)	Accrued liabilities	2,290	1,570
	Other long-term liabilities	4,308	3,396

Cash flow hedges on the Senior U.S. unsecured notes

US$107,000 foreign currency forward contracts (US$107,000 as at September 30, 2010)	Other current assets	—	1,277
	Other long-term assets	31	763
	Accrued liabilities	1,994	—

The Company expects that approximately $7,768,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at December 31, 2010 will be reclassified in net income in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
13.      Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2010.

	Three months ended December 31

	2010	2009

	$	$
Reconciliation of net earnings:
Net earnings — Canadian GAAP	126,574	111,219
Adjustments for:
Stock-based compensation	(1,007)	629
Warrants	—	351
Other	(294)	(23)

Net earnings — U.S. GAAP	125,273	112,176

Attributable to:
Shareholders of CGI Group Inc.	125,105	111,809
Non-controlling interest	168	367

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.46	0.38
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.45	0.37

Net earnings — U.S. GAAP	125,273	112,176
Other comprehensive loss	(32,955)	(17,535)

Comprehensive income — U.S. GAAP	92,318	94,641

Attributable to:
Shareholders of CGI Group Inc.	92,150	94,274
Non-controlling interest	168	367

	As at December 31,	As at September 30,
	2010	2010

	$	$
Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. — Canadian GAAP	2,182,321	2,152,631
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,125)	(7,125)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,699)	(3,405)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,249,432	2,220,036

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	6,620	6,452

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
13.      Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
Recent accounting changes

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, which became effective for the Company via prospective application to new arrangements entered into or materially modified on or after October 1, 2010. This standard is equivalent to the corresponding provisions of CICA EIC-175, “Revenue Arrangements with Multiple Deliverables”, (refer to Note 1b).

Concurrently to issuing ASU 2009-13, the FASB also issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which became effective for the Company via prospective application at the same date. There is no equivalent under Canadian GAAP, therefore, the Company follows the U.S. guidance (refer to Note 1b).

The adoption of these above updates did not have any material impact on the Company’s consolidated financial statements. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.